

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Brooke E. Carillo
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

   Re: Redwood Trust, Inc.
     Form 10-K for the year ended December 31, 2022
     Form 8-K filed October 30, 2023
     Response dated October 11, 2023
     File No. 001-13759

Dear Brooke E. Carillo:

  We have reviewed your October 11, 2023 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

Form 8-K filed October 30, 2023

Exhibit 99.1
Non-GAAP Disclosures, page 10

1. We have considered your response to comment 1 and your revised disclosure related to non-GAAP Earnings Available for Distribution within your most recent earnings release. Your adjustment for Change in economic basis of investments presents income from your investments on an alternative basis. This adjustment is inconsistent with Question 100.04 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures. Specifically, changing the income recognition appears to be an individually tailored measurement principle. Please revise your non-GAAP measure to eliminate the adjustment for Change in economic basis of investments.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction